

August 2, 2010

Kelly L. Kirchhoff
Chief Executive Officer
Capital Equity Finance, Inc.
11626 Nicholas, Suite 101
Omaha, NE 68154

> **Re: Smarbee, Inc. (formerly Capital Equity Finance, Inc.)**
> **Form 8-K/A Item 4.01**
> **Filed July 30, 2010**
> **File No. 000-52704**

Dear Ms. Kirchhoff:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 Change in Registrant's Certifying Accountant, page 2

1. We note your revised disclosure on page two in response to comment one in our letter dated July 19, 2010, nevertheless, it appears you are continuing to reference the audit report of Berman & Company, P.A., as filed with your Annual Report on Form 10-K for the fiscal year ended December 31, 2008, rather than the reports of your former accountant, R. R. Hawkins and Associates International, PSC ("Hawkins"). We also note the disclosure in Exhibit 16 letter from Hawkins, in which they refer to their audits for December 31, 2008 and any subsequent interim period through the date of dismissal. Please tell us where you have filed or furnished Hawkins' audit report for December 31, 2008, or, if such periods were unaudited and if Hawkins did not issue an audit report on your financial statements for either of the two most recently completed fiscal years, please amend your Form 8-K to state so, and to include the disclosure required by Item 304 of Regulation S-K. Note that such disclosure in required by Item 304(a)(1)(ii) with respect to your dismissal of Hawkins.

2. Please obtain and file Exhibit 16 letter from the former accounting firm stating whether the accountant agree with the respective statements made in your revised Form 8-K/A.

You may contact Raquel Howard, Staff Accountant at 202-551-3291 or me at 202-551-3688 if you have questions regarding comments and related matters.

Sincerely,

Ryan C. Milne
Accounting Branch Chief

cc: Callie Jones, Esq.
        Vincent & Rees, L.C.
        Via facsimile (801) 355-5005